Exhibit 21.1

List of Volcano Corporation Subsidiaries

Name	Jurisdiction
1. Axsun Technologies, Inc.	Delaware
2. CardioSpectra, Inc.	Texas
3. Volcano Europe, S.A./N.V.	Belgium
4. Volcano Japan Co., Ltd.	Japan
5. Volcano Netherlands Holdings, B.V.	Netherlands
6. Volcarica, Socieded de Responsabilidad Limitada	Costa Rica
7. Fluid Medical, Inc.	Delaware